February 25, 2008

Via EDGAR

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.
Registration Statement on Form S-3 Filed February 4, 2008
File No. 333-149045

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to registration statement on Form S-3 of the Company (the “Registration Statement”). The Staff’s comments are set forth in a letter dated February 12, 2008. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.	We note that you are registering the sale of 8,336,666 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:

We respectfully inform the Staff that we disagree with the Staff’s position that we are registering shares in an offering by or on behalf of the registrant. The Company has been a reporting company under the Securities Exchange Act of 1934 since its initial public offering in 2005. Since that time, the Company has registered for resale several secondary offerings. Its common stock trades on the Nasdaq Capital Market, and is subject to the rules and regulations thereof. The securities to be registered under the Registration Statement consist of shares issuable upon the conversion of our Series A-1 Preferred Stock (“Preferred Stock”) and upon the exercise of warrants (“Warrants”) held by 14 separate individuals and entities. Of these entities only: Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. (the “Valens Funds”) are affiliated with each other, Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd., (the “Hudson Funds”) are affiliated with each other, and Rosalind Capital Partners, LP and BioHedge Holdings Limited (the “Rosalind Funds”) are affiliated with each other. All of the selling shareholders received their preferred stock and warrants pursuant to a private placement in January 2008 (the “Private Placement”). Rodman & Renshaw, LLC, received their warrants as compensation for acting as placement agent in the Private Placement. The conversion price of the Preferred Stock and exercise price of the Warrants is at $2.67 which exceeded the market price of the Company’s common stock on January 18, 2008, the date of the offering, by $0.13 (or 5%), and such conversion and exercise prices can only be adjusted pursuant to limited dilutive occurrences which may only be triggered by an act of the Company. The maximum amount of shares of the Company which may be sold in this offering (excluding the 163,464 warrants issued to the Placement Agent as compensation for the Private Placement and excluding increases based on anti-dilution clauses) is 8,173,202, or 19% of the Company’s issued and outstanding common stock and 29% of the Company’s common stock held by non-affiliates of the Company. When the compensation warrants issued to the Placement Agent are included, the maximum amount of shares of the Company which may be sold in this offering (excluding increases based on anti-dilution clauses) is 8,336,666, or 19% of the Company’s issued and outstanding common stock and 29.9% of the Company’s common stock held by non-affiliates of the Company. With the exception of the Placement Agent, none of the selling stockholders are registered as broker-dealers and to our knowledge none of the selling stockholders except the Placement Agent are engaged in the business of selling securities. Each of the selling stockholders represented and warranted to the Company that they purchased the shares for investment and to date none of the selling stockholders have sold any shares nor have any selling stockholders converted any shares of Preferred Stock into common stock. We believe the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) based in particular on the following:

The number of selling shareholders and the percentage of the overall offering made by each shareholder.

As stated above, there are 14 separate entities, or 11 when aggregating affiliated entities. Of such entities, only three entities purport to sell greater than 6% of the aggregate shares offering in the Registration Statement (two entities if affiliated entities are aggregated). Accordingly, we do not believe, based on such a large number of selling shareholders that the selling shareholders are acting as underwriters or otherwise as conduits for the Company.

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.

The selling shareholders received the Preferred Stock and Warrants on January 18, 2008, the closing date of the private placement (the “Closing Date”). As the conversion price of the Preferred Stock and exercise price of the Warrants has been greater than the market price of the Company’s common stock from the Closing Date until the date hereof, no selling shareholder has received any shares of common stock, the resale of which is being registered by the Registration Statement. There is no guarantee that the market price of the Company’s common stock will ever exceed the conversion or exercise price of the Preferred Stock and Warrants, respectively. Therefore, the selling shareholders clearly purchased the Preferred Stock and Warrant with investment intent, as it would not be in their interest to convert or exercise, as applicable, if and until the market price of our common stock exceeds $2.67.

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the Company;

We believe no selling shareholder is an affiliate of the Company, based on contractual covenants prohibiting them from holding in excess of 4.99% of our common stock at any time. For a more detailed analysis, please see our response to Comment 8 below. In addition, of the selling shareholders, only six have participated in previous financings of the Company.

Any relationships among the selling shareholders.

Of the selling shareholders, only the Valens Funds, the Hudson Funds, and the Rosalind Funds are affiliates of each other.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

As of the Closing Date, the total dollar value of the shares being registered, based on the closing market price of $2.54 on January 18, 2008, was $21,175,131. The Company received approximately $8,129,000 upon the closing of the Private Placement, and will receive up to an additional $13,529,915 if all of the Warrants are exercised. Of the selling shareholders, the Placement Agent received approximately $600,000 for its services. No other funds were or will be returned to the selling shareholders, unless and until the Preferred Stock is redeemed at its stated value.

The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon conversion or exercise.

The selling shareholders will receive no discount upon conversion of the Preferred Stock or exercise of the Warrants. Indeed, the conversion and exercise prices are at a $0.13 premium to the market price of the Company on the Closing Date, or a five percent (5%) premium. Accordingly, the selling shareholders were not compensated for their role in this transaction (other than the Placement Agent) and thus cannot be construed as underwriters in this transaction.

Whether or not any of the selling shareholders is in the business of buying and selling securities.

To the best of our knowledge, other than the Placement Agent, none of the selling shareholders are in the business of buying and selling securities. The remaining selling shareholders are institutional investors who purchase securities for their own accounts.

Dollar value of underlying securities

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

Response:

The closing price per share of our common stock on January 18, 2008, the date of sale of the preferred stock pursuant to the private placement was $2.54. The Preferred Stock is convertible into 3,269,282 shares of common stock at a conversion price of $2.67. Based on the market price of $2.54 of the Closing Date, the dollar value of the securities underlying the convertible preferred stock in the aggregate is $8,303,991.50. The selling shareholders paid an aggregate of $8,729,000 for the Preferred Stock and Warrants. Please note the reference to the conversion price of $2.65 was included in the Calculation of Registration Fee erroneously. The correct conversion price of $2.67 will be included in Amendment #1 to Form S-3. The amount of shares of common stock being registered will also be adjusted accordingly. Any filing fee discrepancy shall be remedied.

Payments to the investor and affiliates

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of the convertible preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible preferred stock.

Response:

Payments Made in Connection with the Financing

The following table discloses the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that we have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Payments previously made (1)
Cash	$600,000
Warrants	(4)

Payments under securities purchase agreement
Liquidated damages (failure to deliver unlegended shares) (2)	*
Liquidated Damages (failure to deliver common shares underlying preferred stock)	*
Buy-in payment (2)	*
Lawsuit reimbursement, if any (2)	*

Payments under registration rights agreement
Liquidated damages for failure to have registration statement effective by April 20, 2008 (3)	*
Penalty interest on failure to pay liquidated damages (18%) (2)	*

Payments under warrants
Buy-in payment (2)	*
Placement Agent Commission on Warrant Exercise	*

(1)	Consists of compensation paid to Rodman & Renshaw LLC for services rendered as placement agent, including (i) a cash fee of 7% of the gross proceeds (an aggregate of $600,000) and (ii) warrants to purchase 163,464 shares of common stock at an exercise price equal to $2.67 per share of common stock.
(2)	We are unable to estimate at this time if any such payments will be payable, or, if payable, what such amount would be.
(3)	Amount capped at (i) 1% of purchase price of the preferred stock per 30 day period and (ii) an aggregate of 10% of purchase price of the preferred stock ($872,900).
(4)	As additional consideration for acting as Placement Agent, Rodman & Renshaw, LLC was granted option to purchase 163,464 shares of our common stock at an exercise price of $2.67 per share.
(5)	Rodman & Renshaw, LLC is entitled to 7% of the exercise price of the Warrants to the extent any are exercised.

The net proceeds we received from the financing were $8,077,970. From the gross proceeds of $8,729,000, Rodman & Renshaw LLC, the placement agent for the financing, received cash compensation of $616,030, [as well as filing fees associated with Blue Sky filings, in an amount of $5,000]. Additional expenses for legal and accounting fees, plus other related offering expenses, totaled approximately $35,000.

Based on the above, in particular the 7% commission payable to Rodman & Renshaw in the event any of our warrants are exercised the total payments to the selling shareholders in the first year following the sale of the Preferred Stock could be up to $1,516,542.60, assuming all of the Warrants are exercised during this time. There is no guarantee that these Warrants will be exercised at all, in whole, or in part. In addition to the foregoing, total possible payments under agreements entered into in connection with the sale of the Preferred Stock to all selling stockholders and any of their affiliates in the year following January 18, 2008 may also consist of the following:

1. $10 per trading day, as partial liquidated damages, for each $1,000 of common stock underlying each share of convertible preferred stock (based on the VWAP of the common stock on the date submitted to the transfer agent) delivered for removal of the current restrictive legend (increasing to $20 per trading day 5 trading days after such damages have begun to accrue) for each trading day following the legend removal date until such certificate is delivered without a legend. A similar provision exists with respect to the common stock underlying each of the warrants issued to the selling stockholders.

2. If we fail to deliver a certificate of common stock representing the common stock underlying the Preferred Stock on or before the second trading day from the date upon which such certificates are due in connection with the conversion of the Preferred Stock, we will be required to pay to the selling shareholder, for each $5,000 stated value of Preferred Stock being converted, $50 per trading day (increasing to $100 per trading day on the third trading day and increasing to $200 per trading on the sixth trading day after such damages begin to accrue.

3. If we fail to cause our transfer agent to transmit to each selling stockholder a certificate or certificates representing the common stock issuable upon conversion of the Preferred Stock, and if after such date such selling stockholder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of common stock which the selling stockholder anticipated receiving in the form required (a “Buy-In”), then we shall pay in cash to such selling stockholder the amount by which (x) such selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed. A similar provision exists with respect to the common stock underlying each of the warrants issued to the selling stockholders. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

4. If any selling stockholder becomes involved in any proceeding by or against any person who is a stockholder (except as a result of sales, pledges, margin sales and similar transactions by such selling stockholder to or with any other stockholder), solely as a result of such selling stockholder’s acquisition of our securities, we will reimburse such selling stockholder for its legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

5. We have agreed to indemnify the selling stockholders for any losses they may incur as a result of any breach of any of the representations, warranties, covenants or agreements made by us in any of the transaction documents in the private placement or as a result of any action instituted against a selling stockholder with respect to the private placement, unless such action is based upon a breach of such selling stockholder’s obligations or any violations by the selling stockholder of state or federal securities laws or fraud, gross negligence, willful misconduct or malfeasance. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

6. If the registration statement of which this prospectus forms a part is not effective on or before April 20, 2008, we must pay to each selling stockholder an amount equal to 1% of the aggregate purchase price paid by such selling stockholder for any registrable securities not then registered for resale pursuant to an effective registration statement. In no event shall we be liable for liquidated damages in excess of 1% in any 30-day period and the maximum aggregate liquidated damages payable to a selling stockholder shall be 10.0% of the aggregate subscription amount paid by such selling stockholder. Thus, in the event the registration statement of which this prospectus forms a part has not been declared effective prior to April 20, 2008, the total possible payments we would have to make pursuant to these liquidated damages in the year following January 18, 2008 would be an aggregate of $654,675, plus accrued interest of 18% on such amounts owed, if any, upon our failure to pay such amounts.

Potential profits on conversion

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of;

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

–	if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock; and

–	if the conversion price per share is not set at a fixed price and, instead; is set at a floating rate in relationship to the market price of the underlying security; use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion throughout the term of the convertible preferred stock);

•

the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

Profits on Conversion of Preferred Stock

Since the conversion price of the Preferred Stock exceeded the market price per share on the date of sale of the Preferred Stock there are no potential profits on conversion. We have included the following chart per your request showing this.

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Conversion Price of Preferred Stock	Total Shares underlying the Preferred Stock	Combined Market Price of Shares underlying the Preferred Stock	Combined Conversion Price of Shares underlying Preferred Stock	Total Possible Discount to Market Price
Valens U.S. SPV I, LLC	$2.54	$2.67	393,259.00	$998,877.86	$1,050,001.53	-$	51,123.67
Valens Offshore SPV I, Ltd.	$2.54	$2.67	730,337.00	$1,855,055.98	$1,949,999.79	-$	94,943.81
BAM Opportunity Fund LP	$2.54	$2.67	1,123,595.00	$2,853,931.30	$2,999,998.65	-$	146,067.35
Hudson Bay Fund, LP	$2.54	$2.67	14,232.00	$36,149.28	$37,999.44	-$	1,850.16
Hudson Bay Overseas Fund, LTD	$2.54	$2.67	23,221.00	$58,981.34	$62,000.07	-$	3,018.73
RRC Bio Fund, LP	$2.54	$2.67	119,850.00	$304,419.00	$319,999.50	-$	15,580.50
Cranshire Capital, L.P.	$2.54	$2.67	187,265.00	$475,653.10	$499,997.55	-$	24,344.45
Rosalind Capital Partners L.P. (ROSA)	$2.54	$2.67	29,213.00	$74,201.02	$77,998.71	-$	3,797.69
BioHedge Holdings Limited (BIOH)	$2.54	$2.67	11,610.00	$29,489.40	$30,998.70	-$	1,509.30
Diamond Opportunity Fund, LLC	$2.54	$2.67	74,906.00	$190,261.24	$199,999.02	-$	9,737.78
Rockmore Investment Master Fund Ltd.	$2.54	$2.67	187,265.00	$475,653.10	$499,997.55	-$	24,344.45
BridgePointe Master Fund Ltd.	$2.54	$2.67	187,266.00	$475,655.64	$500,000.22	-$	24,344.58
GCA Strategic Investment Fund Limited	$2.54	$2.67	187,265.00	$475,653.10	$499,997.55	-$	24,344.45
Total	n/a	n/a	3,269,284.00	$8,303,981.36	$8,728,988.28	-$	425,006.92

The conversion price of the Preferred Stock is subject to adjustment in the event of stock dividends and stock splits, subsequent issuance of equity securities at a per share price lower than the conversion price, pro rata distributions to common stock holders of assets or evidence of indebtedness, and fundamental corporate transactions such as sales of all or substantially all of the Company’s assets, tender offers, and the like. The Company is currently under no contract or agreement, nor has any intent, to engage in any of the aforesaid. Accordingly, the Company feels it would be speculative and otherwise inappropriate to include additional disclosure to this effect.

Total potential profit from other securities

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–	if the conversion/exercise price per share is not set at a fixed price and. instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Profits on Conversion of Long and Short Term Warrants

Since the exercise price of the Warrants exceeded the market price per share on the date of sale of the Preferred Stock there are no potential profits upon exercise. We have included the following chart per your request showing this.

Long Term Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Exercise Price of Long Term Warrants	Total Shares underlying the Long Term Warrants	Combined Market Price of Shares underlying the Long Term Warrants	Combined Exercise Price of Shares underlying Long Term Warrants	Total Possible Discount to Market Price
Valens U.S. SPV I, LLC	$2.54	$2.67	196,629.00	$499,437.66	$524,999.43	-$	25,561.77
Valens Offshore SPV I, Ltd.	$2.54	$2.67	365,169.00	$927,529.26	$975,001.23	-$	47,471.97
BAM Opportunity Fund LP	$2.54	$2.67	561,797.00	$1,426,964.38	$1,499,997.99	-$	73,033.61
Hudson Bay Fund, LP	$2.54	$2.67	7,116.00	$18,074.64	$18,999.72	-$	925.08
Hudson Bay Overseas Fund, LTD	$2.54	$2.67	11,610.00	$29,489.40	$30,998.70	-$	1,509.30
RRC Bio Fund, LP	$2.54	$2.67	59,925.00	$152,209.50	$159,999.75	-$	7,790.25
Cranshire Capital, L.P.	$2.54	$2.67	93,632.00	$237,825.28	$249,997.44	-$	12,172.16
Rosalind Capital Partners L.P. (ROSA)	$2.54	$2.67	14,606.00	$37,099.24	$38,998.02	-$	1,898.78
BioHedge Holdings Limited (BIOH)	$2.54	$2.67	5,805.00	$14,744.70	$15,499.35	-$	754.65
Diamond Opportunity Fund, LLC	$2.54	$2.67	37,453.00	$95,130.62	$99,999.51	-$	4,868.89
Rockmore Investment Master Fund Ltd.	$2.54	$2.67	93,632.00	$237,825.28	$249,997.44	-$	12,172.16
BridgePointe Master Fund Ltd.	$2.54	$2.67	93,633.00	$237,827.82	$250,000.11	-$	12,172.29
GCA Strategic Investment Fund Limited	$2.54	$2.67	93,632.00	$237,825.28	$249,997.44	-$	12,172.16
Total	n/a	n/a	1,634,639.00	$4,151,983.06	$4,364,486.13	-$	212,503.07

Short Term Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Exercise Price of Short Term Warrants	Total Shares underlying the Short Term Warrants	Combined Market Price of Shares underlying the Short Term Warrants	Combined Exercise Price of Shares underlying Short Term Warrants	Total Possible Discount to Market Price
Valens U.S. SPV I, LLC	$2.54	$2.67	393,259.00	$998,877.86	$1,050,001.53	-$	51,123.67
Valens Offshore SPV I, Ltd.	$2.54	$2.67	730,337.00	$1,855,055.98	$1,949,999.79	-$	94,943.81
BAM Opportunity Fund LP	$2.54	$2.67	1,123,595.00	$2,853,931.30	$2,999,998.65	-$	146,067.35
Hudson Bay Fund, LP	$2.54	$2.67	14,232.00	$36,149.28	$37,999.44	-$	1,850.16
Hudson Bay Overseas Fund, LTD	$2.54	$2.67	23,221.00	$58,981.34	$62,000.07	-$	3,018.73
RRC Bio Fund, LP	$2.54	$2.67	119,850.00	$304,419.00	$319,999.50	-$	15,580.50
Cranshire Capital, L.P.	$2.54	$2.67	187,265.00	$475,653.10	$499,997.55	-$	24,344.45
Rosalind Capital Partners L.P. (ROSA)	$2.54	$2.67	29,213.00	$74,201.02	$77,998.71	-$	3,797.69
BioHedge Holdings Limited (BIOH)	$2.54	$2.67	11,610.00	$29,489.40	$30,998.70	-$	1,509.30
Diamond Opportunity Fund, LLC	$2.54	$2.67	74,906.00	$190,261.24	$199,999.02	-$	9,737.78
Rockmore Investment Master Fund Ltd.	$2.54	$2.67	187,265.00	$475,653.10	$499,997.55	-$	24,344.45
BridgePointe Master Fund Ltd.	$2.54	$2.67	187,266.00	$475,655.64	$500,000.22	-$	24,344.58
GCA Strategic Investment Fund Limited	$2.54	$2.67	187,265.00	$475,653.10	$499,997.55	-$	24,344.45
Total	n/a	n/a	3,269,284.00	$8,303,981.36	$8,728,988.28	-$	425,006.92

Placement Agent Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Exercise Price of Short Term Warrants	Total Shares underlying the Short Term Warrants	Combined Market Price of Shares underlying the Short Term Warrants	Combined Exercise Price of Shares underlying Short Term Warrants	Total Possible Discount to Market Price
Rodman & Renshaw LLC	$2.54	$2.67	163,464.00	$415,198.56	$436,448.88	-$	21,250.32

Comparison of issuer proceeds to potential investor profit

6.	Please provide us, with a view toward disclosure in the prospectus~ with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock.

Response:

Comparison of Company Proceeds from January Private Placement to Potential Investor Profit

Gross Proceeds from January 2008 Financing:	$8,729,000	(1)
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$600,000	(2)
Resulting Net Proceeds from January 2008 Financing:	$8,129,000
Total Possible Discount to Market Price of Stock Registered Hereunder:	0

(1)	Assumes full exercise of all Warrants issued in the Offering.
(2)	As indicated in the preceding table, this private placement fee reflects payments already made to the placement agent and we are unable at this time to estimate the amount of payments which may be required to be made to selling security holders. This number does not include the value of 163,464 shares of common stock at an exercise price equal to $2.67 per share of common stock, nor the 7% commission payable to Rodman & Renshaw as a placement fee upon exercise of all Warrants.

Based on the above, the sum of the total possible payments to the selling shareholders known as of the date hereof plus the total discount to market price of the preferred stock conversion price is equal to 7% of the proceeds received by the Company representing the 7% commission paid to the Placement Agent.

Prior transactions between the issuer and the selling shareholders

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Please note the table attached hereto as Exhibit A, describing the involvement of selling shareholders in our prior offerings.

Cranshire Capital, L.P. (1) (3)

Diamond Opportunity Fund, LLC (1) (3)

Rockmore Investment Master Fund, Ltd. (2) (3)

BridgePointe Master Fund, Ltd. (3)

GCA Strategic Investment Fund Limited (3)

Valens U.S. SPV I, LLC(a) (3)

(a) Laurus Master Fund, Ltd. was a participant in the September 29, 2006 Convertible Debenture, which is an affiliate of Valens U.S. SPV I, LLC.

(1) May 15, 2006 PIPE: $8,235,000 investment. Registration Statement effective – June 23, 2006

Common Shares outstanding prior to transaction: 31,217,277

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,638,992

Common Shares which were issued or issuable subject to the transaction: 2,470,500

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 11.4%

$6.79 Market price prior to transaction

$2.46 Market price on February 15, 2008

(2) September 29, 2006 Convertible Debenture: $25,000,000 investment. Registration Statement effective – November 17, 2006

Common Shares outstanding prior to transaction: 31,716,279

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates:

21,643,992

Common Shares which were issued or issuable subject to the transaction:

14,626,754

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering:

67.6%

$2.37 Market price prior to transaction

$2.46 Market price on February 15, 2008

(3) February 28, 2007 Convertible Debenture: $24,900,000 investment. Registration Statement effective – May 14, 2007

Common Shares outstanding prior to transaction: 32,750,090

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,951,502

Common Shares which were issued or issuable subject to the transaction: 17,165,847

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 64.5%

$3.83 Market price prior to transaction

$2.46 Market price on February 15, 2008

Comparison of registered shares to outstanding shares

8.	Please provide us. with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company. and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

Number of Shares outstanding Prior to January 2008 Financing Held by non-affiliates of the Company or Selling Shareholders	Number of Shares registered for resale by the selling shareholders or their affiliates in prior registration statements	Number of shares registered for resale by the selling shareholders or their affiliates that continue to be held by the selling shareholders or their affiliates	Number of shares sold in registered resale transactions by the selling shareholders or their affiliates	Number of shares registered for resale on behalf of selling shareholders or their affiliates in this transaction
27,814,645	8,711,735	24,258(1)	2,105,233	8,336,666

(1) Such number represents shares held in the name of the prior investors, and does not include shares held in “street” name. The selling shareholders are bound by covenants not to increase their holdings of our common stock in excess of 4.99% of our outstanding common stock at any time. However, subject to this covenant, these shareholders may acquire up to 6,379,489 shares of our common stock through the exercise of warrants or the conversion of securities held by them.

The issuer’s intention and ability to make all convertible preferred stock payments and the presence or absence of short selling by the selling shareholders

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether - based on information obtained from the selling shareholders—any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Company’s Intention and Ability to Satisfy its Obligations to Selling Stockholders

We have the intention, and a reasonable basis to believe, we will have the financial ability to redeem the Preferred stock on the mandatory redemption date as provided for in Section 9(a) of the Certificate of Designation of the Series A-1 Preferred Stock.

Existing Short Positions by Selling Stockholders

Based upon information provided by the selling stockholders, we have a reasonable belief no selling stockholders currently have a short position in our common stock.

Relationships between the issuer and selling shareholders

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) -the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Please note the following material relationships between the Company and the selling shareholders.

Valens Funds

(1)

Biovest International, Inc., the Company’s majority owned subsidiary (“Biovest”) has granted Valens U.S. SPV I, LLC a 4.96% perpetual worldwide royalty interest in Biovest’s anti-cancer vaccine BiovaxID®.

(2)	Valens U.S. SPV I, LLC made a loan to Biovest where the outstanding balance is $4.9 million. The loan is not convertible.

The Valens Funds are affiliated with Valens Offshore SPV II, Corp.

(a)	Biovest has granted Valens Offshore SPV II, Corp. a 4.04% perpetual worldwide royalty interest in Biovest’s anti-cancer vaccine BiovaxID®.

(b)	Valens Offshore SPV II, Corp. made a loan to Biovest where the outstanding balance is $3.6 million. The loan is not convertible.

The Valens Funds are affiliates of Laurus Master Fund, Ltd. (“Laurus”).

1.	Laurus is a senior secured lender to the Company and its subsidiaries. The loans currently outstanding are:

a.	a convertible term note with current balance of: $3,225,807 convertible at $6.80 into 474,383 shares; and

b.	a revolving note with the convertible portion of $2,500,000 convertible at $2.67 into 936,329 shares.

Portions of the above mentioned note balances have been assigned to various entities include the Valens Funds.

2.	Laurus was an investor to the September 29, 2006 Convertible Debenture ($5.0 million investment). All shares underlying such Debenture were registered in that transaction.

3.	A Registration Statement which was made effective on June 22, 2006 was filed for some of Laurus’ security holdings for the Company, including:

up to 1,423,150 shares issuable upon the conversion of principal and accrued but unpaid interest under our second amended and restated secured convertible term note dated April 29, 2005 issued to Laurus;

up to 367,647 shares issuable upon the conversion of principal and accrued but unpaid interest under our second amended and restated secured convertible minimum borrowing note dated April 29, 2005 issued to Laurus; and

up to 1,390,778 shares issuable upon the exercise of common stock purchase warrants issued by us to Laurus in connection with our credit facility.

4.	Laurus holds no common stock in the Company.

5.	Laurus has two outstanding warrants (not included in the above transactions):

a.	1,000,000 at $2.67 (registered in the June 22, 2006 registration statement)

b.	4,024,398 at $2.67 (unregistered)

6.	Laurus is a registered shareholder of Biovest common stock in the amount of 4,633,703 shares.

7.	Laurus also has a five year, 3% worldwide net sales royalty interest (with a minimum royalty of $8,000,000) in Biovest’s AutovaxID™ instrument.

In our view, the relationships and arrangements between the Company and the Selling Shareholders with respect to the sale of the Convertible Preferred Stock is adequately represented by Exhibits 4.1 through 4.5 of the Registration Statement. Such additional agreements governing the relationships between the Company and Laurus shall be incorporated by reference into Amendment #1 to the Registration Statement.

The method by which the number of registered shares was determined

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:

The Company determined the number of shares it seeks to registered by calculating the sum of the shares of preferred stock underlying each of the issued shares of Series A-1 Preferred Stock, Long Term Warrants, Short Term Warrants and Placement Agent Warrants.

If you have any questions, please contact the undersigned at 212-370-1300, or Samuel S. Duffey, the Company’s General Counsel at 941-918-1251.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	/s/ David C. Selengut
David C. Selengut

Cc:	Francis E. O”Donnell, Jr., M.D.
Samuel S. Duffey, Esq.

EXHIBIT A

			Date ending
	Preferred Stock A-1		01/31/08
			13 Shareholders
	Outstanding Shares		8,729
				Current
Affiliate of Accentia	Last Name/Company Name	Current Preferred Series A-1 Owned	% of Outstanding Preferred Owned	Amount of Common Stock Shares Currently Owned		Outstanding Common Stock to Convert from Preferred	Warrants to Purchase Common Stock (not included in this Registration Statement		Convertible Debenture balance ($)		Shares issuable upon conversion of Debentures		Number of shares registered under previous Registration Statements
No	Valens U.S. SPV I, LLC (1)	1,050	12.03%	—		393,259	5,651,638	(6)	$4,594,595.00	(6)	1,767,152	(6)	5,731,761
No	Valens Offshore SPV I, Ltd (1)	1,950	22.34%	—		730,337							—
No	BAM Opportunity Fund LP	3,000	34.37%	—		1,123,595							—
No	Hudson Bay Fund, LP	38	0.44%	—		14,232							—
No	Hudson Bay Overseas Fund, Ltd.	62	0.71%	—		23,220							—
No	RRC Bio Fund, LP	320	3.67%	—		119,850							—
No	Cranshire Capital, L.P. (2) (4)	500	5.73%	7,285	(5)	187,265	215,091		$750,000.00		280,899		524,649
No	Rosalind Capital Partners, L.P.	78	0.89%	—		29,213							—
No	BioHedge Holdings Limited	31	0.36%	—		11,610							—
No	Diamond Opportunity Fund, LLC (2) (4)	200	2.29%	2,914	(5)	74,906	96,036		$300,000.00		112,360		239,860
No	Rockmore Investment Master Fund, Ltd. (3) (4)	500	5.73%	4,022	(5)	187,265	216,578		$878,865.00		333,850		716,869
No	BridgePointe Master Fund, Ltd. (4)	500	5.73%	—		187,265	189,732		$200,000.00		74,906		749,298
No	GCA Strategic Investment Fund Limited (4)	500	5.73%	10,037	(5)	187,265	189,732		$200,000.00		74,906		749,298

	Total	8,729	100.00%			3,269,282

	May 2006 PIPE	September 2006 Debenture				February 2007 Debenture
Shares issued	Warrants	Shares issuable upon conversion of debenture		Warrants		Shares issuable upon conversion of debenture	Long Term Warrants	Short Term Warrants	# of shares currently held	Registered Shares Sold
N/A	N/A	1,923,077	(6)	627,240	(6)	N/A	N/A	N/A	4,973,336	758,425
N/A	N/A					N/A	N/A	N/A
N/A	N/A	N/A		N/A		N/A	N/A	N/A
N/A	N/A	N/A		N/A		N/A	N/A	N/A
N/A	N/A	N/A		N/A		N/A	N/A	N/A
N/A	N/A	N/A		N/A		N/A	N/A	N/A
100,000	50,000	N/A		N/A		280,899	94,866	140,449	330,899	100,000
N/A	N/A	N/A		N/A		N/A	N/A	N/A
N/A	N/A	N/A		N/A		N/A	N/A	N/A
60,000	30,000	N/A		N/A		112,360	37,946	56,180	142,360	60,000
N/A	N/A	384,615		125,448		155,056	52,366	77,528	459,298	213,025
N/A	N/A	N/A		N/A		561,798	189,732	280,899	236,798	486,891
N/A	N/A	N/A		N/A		561,798	189,732	280,899	236,798	486,891

(1)	the Valens Funds are a affiliated with Laurus Master Fund, Ltd. ("Laurus"), who is a senior secured lender to the Company and its subsidiaries.
(2)	Participant in the May 2006 PIPE
(3)	Participant in the September 2006 8% Convertible Debenture.
(4)	Participant in the February 2007 8% Convertible Debenture.
(5)	Restricted Shares
(6)	By Laurus